Exhibit 99.1
Press Release
Sify reports revenues of $34.54 million for the first Quarter of fiscal year 09-10
Grows revenues 10% over previous year, Net Loss for the Quarter reduced to $1.34 million
Chennai, Wednesday, 29thJuly 2009: Sify Technologies Limited (Nasdaq National Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, announced today its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the first Quarter of the fiscal year 2009-10
Performance Highlights:
•	Sify reported revenues of $34.54 million for the Quarter ended 30th June 2009, 10 % higher than the same Quarter in the previous year, and 8.7% higher than the immediately preceding Quarter

•	The Enterprise services registered robust growth with the investments made in infrastructure reach and capacities to make these services more competitive. Sify’s international services revenues were lower with the focus on growing revenues going forwards with a healthy funnel for Infrastructure Managed Services and new accounts in eLearning. The consumer services revenues were lower than previous quarters with the focus on making the businesses profitable.

•	Net Loss for the Quarter was reduced to $1.34 million as against a Net Loss of $2.77 million in the same Quarter in the previous year, and Net Loss of $5.36 million in the immediately preceding Quarter. Net loss for the quarter includes one-time beneficial tax adjustment of $1.88 million on account of the merger of Sify Communications with Sify Technologies Limited.

•	Capex during the Quarter was $2.62 million on account of data centre expansion and network infrastructure during the Quarter.

•	Sify ended the quarter with a cash balance of $4.71 million.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “We have done well to grow our revenues overall with our Enterprise services leading the way. Our data center services and managed voice services continue to experience robust demand, as do our other services spanning connectivity, applications and systems integration. On the consumer front, we are seeing signs of improvement in the online advertising market, and this should reflect in our performance going forwards. Our initiatives to consolidate and rationalize access services through cyber cafes are bearing fruit. However, consumer broadband services remain a challenge being addressed with a focused approach to growing revenues and users. Overall we expect to continue growth and reduction in losses moving towards profitability going forwards.”

Mr CVS Suri, Chief Operating Officer, Sify, said, “We saw significant growth and acceleration in our Enterprise service revenues in the first Quarter which sets us up for continued revenue growth in the coming quarters. While growth was across all five Enterprise businesses, we expect hosting, managed voice services and connectivity to contribute significantly going forwards. Our newly launched systems integration services, which includes the earlier security services, also has some significant new initiatives on hand which should contribute to growth in future. On the consumer front, we are likely to see growth in our portals revenues with new initiatives for online ad revenues such as video ads seeing success. While cyber café revenues have been stabilized, significant growth will only be possible with the launch of new initiatives under development currently, and planned for the second quarter. A multi-pronged approach to broadband services should see us growing users and revenues in the quarters going forward.”
Mr. MP Vijay Kumar, Chief Financial Officer, Sify, said, “While we have done well to continue to grow revenues and reduce losses, our focus on increasing efficiencies across the organization continue and is reflected in a reduction in our SG&A costs in the last Quarter. We expect to see greater benefits from the initiatives taken to reduce costs over the past few quarters in the coming months. We are also focusing on greater efficiencies in infrastructure utilization and are starting to see the benefits of this. The merger of Sify Communications with Sify Technologies will result in efficiencies in operations, synergy in infrastructure utilization and higher levels of resource productivity. This will help us to accelerate our path to profitability.”

Unaudited Consolidated income statement as per IFRS
( In $ million, all translated at $1 = Rs.47.87)

	Qtr Ended	Year Ended	Qtr Ended
Description	Jun-09	Mar-09	Jun-08
Enterprise	26.57	90.13	20.71
Consumer	5.41	27.27	7.82
Others	2.56	11.52	2.86

Revenue	34.54	128.92	31.39

Cost of Revenues	(21.23)	(75.48)	(18.50)

Other Income	0.79	1.86	0.39
Stock Compensation expenses	(0.08)	(0.66)	(0.18)
Depreciation and Amortisation expenses	(3.11)	(10.86)	(2.34)
Selling, General and Administrative Expenses	(12.77)	(58.59)	(13.24)
Net Finance Income	(1.29)	(2.63)	(0.01)
Share of Affiliates	0.43	1.03	0.27

Profit Before tax	(2.71)	(16.41)	(2.22)

Income Taxes	1.81	(2.33)	(0.38)

Profit for the year	(0.90)	(18.74)	(2.60)

Profit attributable to:

Owners of the parent	(1.34)	(19.80)	(2.77)

Non-controlling interests	0.44	1.05	0.17

	Qtr Ended	Year Ended	Qtr Ended
Non Financial Indicators	Jun-09	Mar-09	Jun-08

e Port
Subscribers active	392	490	679
No of e Ports (Operational)	1,651	1,791	2,029
E ports Additions (Gross)	44	367	121
No of Cities	253	249	201

Broadband
Subscribers (in 000’s)	154	165	207
No of CTOs	2,014	2,011	1,976
ARPU	296	305	316

Technology
No of PoPs	564	547	502

Business Highlights
ENTERPRISE SERVICES
The domestic Enterprise business saw its highest growth during the last Quarter with significant wins across hosting, managed voice services, connectivity and systems integration. The investments made in extending network reach and sophistication, as well as in data center expansion are benefiting us by making us more competitive.
The benefits of these wins will be felt going forwards particularly for services such as connectivity. Large repeat orders for hosting and connectivity were received from existing customers across the private sector, public sector and BFSI segments.
An alliance with a large international carrier to service their customers in India was signed, and the first order received with commencement of services.
New business was gained from initiatives in systems integration, and new initiatives such as Hosted Messaging Centre services for channel partners by the applications division.
International services:
Infrastructure Management Services:
Growth in Sify’s Infrastructure management services was primarily on account of larger engagements with existing customers. These engagements are with some of Sify’s first international customers and are a testimony to the trust they have in the company, and the quality of our services.
The objective during the Quarter was to mine existing customers, while pursuing new business opportunities with a focused line of services covering infrastructure management, infrastructure monitoring and service desk support.
While the sales funnel is significant, conversion into services is now taking longer than previously due a layered approach to decision making in the current economic scenario. However, we expect to gain business and achieve further growth going forwards.
Sify signed an alliance with a global partner with significant presence in the UK for a business opportunity in that country.
eLearning services:
Sify’s eLearning business saw lower revenues for the Quarter due scaling down of initiatives by some key customers. However, the division saw the acquisition of six new accounts, as well as an additional three accounts becoming active in the Quarter under review. The revenues from these acquisitions should be reflected in performance going forwards.

We will continue to focus on areas such as Pharma and Hi-Tech which have shown resilience in the current environment, while expanding into organizations in alternative energy and sustainability, which represent growth areas. The focus on education and educational institutions is also being ramped up with an alliance signed with MERLOT- a consortium of more than 25 US universities.
Alliances were signed with two US companies for sales activity in certain geographies. The division has also finalized plans to roll out its Learning Management Solution developed in house in the Indian market.
CONSUMER SERVICES
Access media services
Broadband to home:
The focus during the Quarter was on reducing costs and rationalizing products to move towards a profitable operation. Costs were reduced across parameters, and productivity increased. However, new customer acquisitions slowed down in the quarter resulting in lower overall revenues and subscribers. The churn rate also continues to be a concern although it remains an industry problem with fairly high rate of churn across players.
Two areas of focus going forwards will be: customer acquisition through more efficient market promotion, expansion with new partners, promotions, new products and customer upgradation; and two, reduction in the churn rate with a key partner focus and rigorous follow up on renewals.
ePort cafes:
The focus has been on rationalization of services, and arresting the decline in revenues over the previous quarters. Revenues were maintained or grown marginally during the Quarter, while the realization per hour was increased over the previous Quarter.
In addition to browsing revenues, the focus has been on value added Services for significant revenue commitments. Value added services with partners such as Microsoft also saw an increase during the Quarter. Online ticket bookings for the Indian railways also saw an increase. The focus on partners for value added services and online testing will continue to grow revenues in the coming quarters.
Some significant new initiatives for revenue growth are under way and should be implemented going forwards. These will diversify revenue streams, and add to the opportunities going forwards.
Interactive services:
A number of initiatives were undertaken in the first Quarter to generate revenues by attracting advertisers at a time when the online ad market was witnessing a slow down. Sify.com started the first quarter with comprehensive coverage of the Indian Premier League (IPL) cricket fiesta, followed by T20 world cup in its sports channel (http://sify.com/sports/). It was a combination of the coverage and interesting new features including fantasy cricket and live simulation offered to users.
Sify News (http://sify.com/news/) covered the Indian Elections 2009 with a special section which showcased all the latest news and action happening around all the constituencies in India along with live coverage of the results. The section even allowed users to start their own party, post their manifesto and even select their dream candidate; albeit online. It was a widely appreciated effort, full of views, analysis, debates, polls and candidates who were in the race to the Parliament.
Samachar.com, the preferred online news destination for Non Resident Indians (NRIs) is now available on Mobile. Users can now access India specific news from leading newspapers, magazines and websites from Samachar.com on their mobile devices. The mobile version of Samachar.com is now available in Blackberry, i Phone, Palm, Business & Multimedia phones from Nokia, Sony Ericsson etc.
Sify Videos (http://videos.sify.com/) partnered with three new companies: EROS, I-Stream & ANI to offer different categories of videos for users.
Sify WWE (http://wwe.sify.com/) made June an action packed month for its fans; there were contests and specials on WWE super star Kane’s tour of India. Ten winners were selected to meet Kane in Delhi and Mumbai. There was a live chat with Kane for all the fans who missed the chance of meeting him.
Sify.com is now on Twitter. Users can log on to twitter.com/sify.com to receive tweets on all the latest from www.Sify.com. These can also be received on their mobile. Sify is now reaching out to the ever increasing community on Twitter.
About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 550+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services business designs, develops, and delivers state-of-the-art digital learning solutions catering to for-profit, non-profit organizations, and governmental organizations in the fields of hi-tech, engineering, environment, healthcare, education, and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting, and monitoring.
Consumer services include broadband home access and the ePort chain of cyber cafés across 250 cities and towns. Sify.com, the popular consumer portal, has channels on news, entertainment, finance,

sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2008, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information:

Sify Technologies Limited	Grayling Investor Relations

Mr. David Appasamy	Ms. Trúc Nguyen (ext. 418) or
Investor Relations	Mr. Christopher Chu (ext. 426)
+91-44-2254-0770 (ext. 2013)	+1-646-284-9400
david.appasamy@sifycorp.com	truc.nguyen@us.grayling.com or christopher.chu@us.grayling.com

Media Relations:
Ms. Stacy Dimakakos
+1-646-284-9417
sdimakakos@hfgcg.com